FUNDX INVESTMENT TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 4th day of August 2014, by and between FundX Investment Trust, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (the “Funds”), and the Advisor of the Funds, FundX Investment Group (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of Investment Advisory Agreement between the Trust and the Advisor dated as of August 4, 2014, (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of its respective classes, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to its Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Advisor hereby agrees to limit each class of the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a class of a Fund, as accrued each month, exceed its Annual Limit, the Advisor will pay to that class of the Fund, on a monthly basis, the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Advisor with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of a Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, portfolio transaction expenses, interest on short positions or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect through January 31, 2016, and shall be renewed on an annual basis by the Board of Trustees, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement are terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

FUNDX INVESTMENT TRUST on behalf of the series listed on Schedule A		FUNDX INVESTMENT GROUP

By:	/s/ Jason Browne	By:	/s/ Janet Brown
Name:	Jason Browne	Name:	Janet Brown
Title:	President	Title:	President

Schedule A

Series of FundX Investment Trust	Operating Expense Limit Effective August 04, 2014
FundX Upgrader Fund	1.25%
FundX Aggressive Upgrader Fund	1.25%
FundX Conservative Upgrader Fund	1.25%
FundX Flexible Income Fund	0.99%
FundX Tactical Upgrader Fund	1.25%
FundX Tactical Total Return Fund	1.25%